CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31,
(Dollars in thousands, except per share amounts)	2011	2010
Basic Earnings Per Share
Net income	$896	$737
Weighted average common shares	2,734,799	2,734,799
Basice Earnings Per Share	$0.33	$0.27

Diluted Earnings Per Share
Net income	$896	$737
Weighted average common shares	2,734,799	2,734,799
Weighted average effect of assumed stock options	13	—

Total	2,734,812	2,734,799

Diluted Earnings Per Share	$0.33	$0.27

33.